SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 29 June 2004

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: RESULTS OF GENERAL MEETING HELD ON 29 JUNE 2004



ANGLOGOLD ASHANTI LIMITED
(formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

Results of general meeting

Shareholders are advised that, at a general meeting of AngloGold Ashanti held on Tuesday, 29 June 2004, ordinary resolutions were passed by the requisite majority of shareholders, authorising the directors of the company to allot and issue the authorised but unissued share capital of the company, as follows:

- a maximum of 15,384,615 ordinary shares for the purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Holdings plc;

- up to 10% of the remaining share capital of the company, after setting aside the ordinary shares required in terms of The AngloGold Share Incentive Scheme and for the purposes of the conversion of the above Guaranteed Convertible Bonds; and

- in terms of the Listings Requirements of the JSE Securities Exchange South Africa, issue for cash, any portion of the 10% of the share capital which has been placed under the control of the directors.

Johannesburg
29 June 2004

LOGO
JSE Sponsor
UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: 29 JUNE 2004

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary